Exhibit 12.1

	Trina Solar Limited Ratio of Earnings to Fixed Charges Year Ended December 31,
	2003	2004	2005	2006	2007
Computation of Earnings:
Income before taxes and minority interests	553,955	(431,721)	3,791,167	14,961,752	33,655,309
Minority interest in pre-tax	(5,136)	(13,267)	—	—	—
Interest capitalized	—	—	(52,731)	(74,685)	—
Fixed charges	14,139	92,830	539,777	2,213,078	7,745,422
Earnings	562,958	(352,158)	4,278,213	17,100,145	41,400,731
Computation of Fixed Charges:
Interest expense	7,425	72,614	522,976	2,211,906	7,551,160
Interest portion of operating lease expense	6,714	20,216	16,801	1,172	194,262
Fixed charges	14,139	92,830	539,777	2,213,078	7,745,422
Ratio of Earnings to Fixed charges	40	—	8	8	5
Deficiency	—	444,988	—	—	—